Exhibit 12.1

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
Twelve Months Ended December 31, 2005
(in thousands)

Net income from continuing operations	$131,248
Income taxes	85,577
Fixed charges (including securitization certificates)	93,014
Total	$309,839 =======

Interest expense	$87,761
Interest component of rentals	5,253
Total	$93,014 ======

Ratio of earnings to fixed charges	3.33 ======

Exhibit 12.2

Boston Edison Company
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements
Twelve Months Ended December 31, 2005
(in thousands)

Net income from continuing operations	$131,248
Income taxes	85,577
Fixed charges (including securitization certificates)	93,014
Total	$309,839 =======

Interest expense	$87,761
Interest component of rentals	5,253
Subtotal	93,014
Preferred stock dividend requirements	3,238
Total	$96,252 ======

Ratio of earnings to fixed charges	3.22 =====